                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             GATEFIELD CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  367339-10-8
                             ----------------------
                                 (CUSIP Number)

                             Mr. Jonathan Huberman
                              Idanta Partners Ltd.
                     4660 La Jolla Village Drive, Suite 850
                       San Diego, CA 92122 (619) 452-9690
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 10, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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  CUSIP NO.  367339-10-8          Schedule 13D              Page  2 of 77
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--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        IDANTA PARTNERS LTD.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        TEXAS
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  4,408,398 (1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        None
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          4,408,398 (1)
   WITH:                 -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,408,398 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% (2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

(1) Consists of 3,620,175 shares of the Stock issuable upon conversion of 790,000 shares of Series B Convertible Preferred Stock ("Series B Stock") held by the Reporting Person and 788,223 shares of the Stock issuable upon the exercise of a warrant held by the Reporting Person.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 35,538,756 shares of the Stock, plus the 3,620,175 shares of the Stock issuable upon conversion of 790,000 shares of Series B Stock, and 788,223 shares of the Stock issuable upon exercise of a warrant, held by the Reporting Person.



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  CUSIP NO.  367339-10-8          Schedule 13D              Page  3 of 77
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--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  1,116,050 (1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        4,408,398 (2)
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          1,116,050 (1)
   WITH:                 -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  4,408,398 (2)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,524,448 (2)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.5 % (3)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        GRANTOR TRUST
--------------------------------------------------------------------------------

(1) Consists of 916,500 shares of the Stock issuable upon conversion of 200,000 shares of Series B Stock held by the Reporting Person and 199,550 shares of the Stock issuable upon exercise of a warrant held by the Reporting Person.
(2) Consists of, or includes, the 4,408,398 shares of the Stock beneficially owned by Idanta Partners Ltd. (including 788,223 shares of the Stock issuable upon exercise of a warrant) the voting power of which is shared by its general partners, Dunn Family Trust, Perscilla Faily Trust and Jonathan Huberman.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 35,538,756 shares of the Stock, plus an aggregate of 4,536,675 shares of the Stock issuable upon conversion of Series B Stock, and 987,773 shares of the Stock issuable upon exercise of warrants, beneficially owned by the Reporting Person.



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  CUSIP NO.  367339-10-8          Schedule 13D              Page  4 of 77
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--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PERSCILLA FAILY TRUST, PERSCILLA FAILY, TRUSTEE
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  55,803 (1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        4,408,398 (2)
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          55,803 (1)
   WITH:                 -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  4,408,398 (2)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,464,201 (2)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.2 % (3)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        GRANTOR TRUST
--------------------------------------------------------------------------------

(1) Consists of 45,825 shares of the Stock issuable upon conversion of 10,000 shares of Series B Stock held by the Reporting Person and 9,978 shares of the Stock issuable upon conversion of a warrant held by the Reporting Person.
(2) Consists of, or includes, the 4,408,398 shares of the Stock beneficially owned by Idanta Partners Ltd. (including 788,223 shares of the Stock issuable upon exercise of a warrant) the voting power of which is shared by its general partners, Dunn Family Trust, Perscilla Faily Trust and Jonathan Huberman.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 35,538,756 shares of the Stock, plus an aggregate of 3,666,000 shares of the Stock issuable upon conversion of Series B Stock, and 798,201 shares of the Stock issuable upon exercise of warrants, beneficially owned by the Reporting Person.

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  CUSIP NO.  367339-10-8          Schedule 13D              Page  5 of 77
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--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JONATHAN HUBERMAN
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  NONE
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        4,408,398 (1)
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          NONE
   WITH:                 -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  4,408,398 (1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,408,398 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% (2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Consists of 3,620,175 shares of the Stock issuable upon conversion of 790,000 shares of Series B Convertible Preferred Stock ("Series B Stock") held by Idanta Partners Ltd., of which Mr. Huberman is a general partner, and 788,223 shares of the Stock issuable upon the exercise of a warrant held by Idanta Partners Ltd.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 35,538,756 shares of the Stock, plus 3,620,175 shares of the Stock issuable upon conversion of 790,000 shares of Series B Stock, and 788,223 shares of the Stock issuable upon exercise of a warrant, beneficially owned by the Reporting Person.

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  CUSIP NO.  367339-10-8          Schedule 13D              Page  6 of 77
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ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is the Common Stock, $.10 par value (the "Stock"), of GateField Corporation, a Delaware corporation (the "Company"). The shares of the Stock covered by this report are deemed to be beneficially owned, pursuant to Rule 13d-3(1)(i), by the persons signing this report (the "Reporting Persons") through the right to obtain such shares of the Stock within 60 days after the date hereof upon (i) conversion of shares of Series B Convertible Preferred Stock, $.10 par value per share (the "Series B Stock"), and (ii) exercise of warrants to purchase shares of the Stock (the "Warrants"). Unless otherwise indicated, all references hereinafter to beneficial ownership of shares of the Stock refer to such shares. The address of the principal executive offices of the Company is 47100 Bayside Parkway, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Detailed below are: (i) the name, the state or other place of organization, the principal business, the address of the principal business and the address of the principal office of any Reporting Person enumerated in Instruction C which is a corporation, general partnership, limited partnership, syndicate or other group of persons, and (ii) the name, the residence or business address, the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of any Reporting Person enumerated in Instruction C who is a natural person. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         REPORTING PERSONS

              1.)  IDANTA PARTNERS LTD. ("IDANTA")

              Idanta is a Texas limited partnership. Idanta's principal business is investing and reinvesting its assets in securities of all kinds. The principal business address of Idanta, which also serves as its principal office, is 4660 La Jolla Village Drive, Suite 850, San Diego, CA 92122. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each general partner of Idanta are as follows:

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  CUSIP NO.  367339-10-8          Schedule 13D              Page  7 of 77
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

Name of                      Residence or Business         Principal Occupation or
General Partner                     Address                       Employment
------------------------------------------------------------------------------------
Dunn Family Trust          4660 La Jolla Village Dr.      General Partner of Idanta
                           Suite 850
                           San Diego, CA  92122
Perscilla Faily Trust      4660 La Jolla Village Dr.      General Partner of Idanta
                           Suite 850
                           San Diego, CA  92122
Jonathan Huberman          4660 La Jolla Village Dr.      General Partner of Idanta
                           Suite 850
                           San Diego, CA  92122

              2.)  DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE ("DFT")

                   See answer above.

              3.)  PERSCILLA FAILY TRUST, PERSCILLA FAILY, TRUSTEE ("PFT")

                   See answer above.

              4.)  JONATHAN HUBERMAN ("JH")

                   See answer above.

         (d)-(e) None of the entities mentioned above nor any persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Idanta Partners Ltd. is a Texas limited partnership. Dunn Family Trust and Perscilla Faily Trust were both established in the State of California. David J. Dunn, Perscilla Faily and Jonathan Huberman are citizens of the United States of America.

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  CUSIP NO.  367339-10-8          Schedule 13D              Page  8 of 77
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ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On November 10, 1997, the Reporting Persons Idanta, DFT and PFT purchased in a private placement (the "Private Placement") (i) an aggregate of 1,000,000 shares of Series B Stock of the Company, convertible into an aggregate of 4,582,500 shares of the Stock, and (ii) Warrants exercisable for an aggregate of 997,751 shares of the Stock. The amount of the funds used by the Reporting Persons to purchase the Series B Stock and Warrants are as follows:


   Reporting        Dollar          Shares of        Shares of the Stock
   Person         Investment      Series B Stock        under Warrant
   ---------------------------------------------------------------------
   Idanta         $3,620,175          790,000              788,223
   DFT               916,500          200,000              199,550
   PFT                45,825           10,000                9,978
   ------------------------- -------------------------------------------
      TOTALS:     $4,582,500        1,000,000              997,751


         The source of the funds used by the Reporting Persons to purchase the Series B Stock and Warrants was Working Capital. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock or the Warrants.

ITEM 4.    PURPOSE OF TRANSACTION.

           Idanta, DFT and PFT acquired the shares of Series B Stock and the Warrants reported herein for investment purposes in the ordinary course of their business or financial activities and not with any purpose of changing control of the Company.

           (a) Depending on market conditions and other factors that each may deem material to its respective investment decision, each of the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions or may dispose of all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

           Pursuant to the Stock Purchase Agreement dated November 10, 1997 (the "Purchase Agreement") among the Company, Idanta, DFT and PFT, and subject to the satisfaction of certain conditions, including without limitation, stockholder approval on or prior to December 19, 1997 of the matters described below at the

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  CUSIP NO.  367339-10-8          Schedule 13D              Page  9 of 77
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Company's 1997 Annual Meeting of Stockholders (the "Meeting"), Idanta, DFT and
PFT shall purchase an aggregate of 4,582,500 additional shares of the Stock at $1.00 per share. If the stockholders of the Company approve such matters at the Meeting, the Warrants held by each of the Reporting Persons will be cancelled.

           Pursuant to the Purchase Agreement, if the stockholders of the Company do not approve at the Meeting the purchase by Idanta, DFT and PFT of 20% or more of the Company's outstanding voting stock, an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Stock, and an amendment to the Company's Certificate of Incorporation providing for a classified Board of Directors, Reporting Persons holding at least 51% of the outstanding Series B Stock shall have the right to redeem such shares at $4.5825 per share. If such matters are not approved at the Meeting and such Reporting Persons do not elect to redeem such shares, the conversion price of the Series B Convertible Preferred Stock shall be adjusted so that such shares shall be convertible for such respective numbers of shares of the Stock as are set forth below:


             Reporting       Shares of Preferred         Shares of the
             Person              Stock Held             Stock Issuable
             ---------------------------------------------------------
             Idanta                 790,000                4,826,900
             DFT                    200,000                1,222,000
             PFT                     10,000                   61,100
             ---------------------------------------------------------
                TOTALS:           1,000,000                6,110,000


           In addition, if the Company does not comply with certain covenants contained in the Purchase Agreement and the Company's Certificate of Incorporation, the shares of Series B Convertible Preferred Stock may be redeemed for $4.5825 per share or, in certain circumstances, a higher amount based on the fair market value of the Company's Common Stock at such time.

           (d) At the Meeting, the Company shall nominate, and has recommended that the stockholders elect, DJD and JH to the Company's Board of Directors.

           Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

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  CUSIP NO.  367339-10-8          Schedule 13D              Page 10 of 77
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b)

                   IDANTA. The aggregate number of shares of the Stock that Idanta owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,408,398, which constitutes approximately 11.0% of the outstanding shares of the Stock. Idanta holds sole voting and investment power with respect to such shares exercised by its general partners, DFT, PFT and JH. Mr. Dunn and Ms. Faily, in their capacities as trustees, exercise the voting power vested in DFT and PFT, respectively.

                   DFT. Because of its position as a general partner of Idanta, DFT shares voting and investment power with respect to the 4,408,398 shares held by Idanta with PFT and JH, and has sole voting and investment power with respect to the 1,116,050 shares it holds (including 199,550 shares issuable upon exercise of the Warrants it holds). Accordingly, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be a beneficial owner of 5,524,448 shares of the Stock in the aggregate, which constitutes approximately 13.5% of the outstanding shares of the Stock. Mr. Dunn, in his capacity as Trustee, exercises the voting power vested in DFT.

                   PFT. Because of its position as a general partner of Idanta, PFT shares voting and investment power with respect to the 4,408,398 shares held by Idanta with DFT and JH, and has sole voting and investment power with respect to the 55,803 shares it holds (including 9,978 shares issuable upon exercise of the Warrant it holds). Accordingly, PFT may, pursuant to Rule 13d-3 of the Act, be deemed to be a beneficial owner of 4,464,201 shares of the Stock in the aggregate, which constitutes approximately 11.2% of the outstanding shares of the Stock. Ms. Faily, in her capacity as Trustee, exercises the voting power vested in PFT.

                   JH. Because of his position as a general partner of Idanta, JH may be deemed to be the beneficial owner of the 4,408,398 shares of the Stock beneficially owned by Idanta (including 788,223 shares issuable upon exercise of the Warrant held by Idanta) which constitutes approximately 11.0% of the outstanding shares of the Stock.

           (c) During the past sixty (60) days, the Reporting Persons have purchased no shares of the Stock or Warrants other than the transactions reported herein.

           (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock or Warrants beneficially owned by such Reporting Person.

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  CUSIP NO.  367339-10-8          Schedule 13D              Page 11 of 77
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           (e)     It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five (5) percent of the outstanding securities of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock beneficially owned by the Reporting Persons.

           (a)     Joint Filing Agreement Pursuant to Rule 13d-1(f)(iii).

           (b) Stock Purchase Agreement dated November 10, 1997 among the Company, Idanta, DFT and PFT.

           (c) Common Stock Purchase Warrants executed by the Company on November 10, 1997 and registered in the name of each of Idanta, DFT and PFT.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           (a)     Joint Filing Agreement Pursuant to Rule 13d-1(f)(iii).

           (b) Stock Purchase Agreement dated November 10, 1997 among the Company, Idanta, DFT and PFT.

           (c) Common Stock Purchase Warrant executed by the Company on November 10, 1997 and registered in the name of Idanta.

           (d) Common Stock Purchase Warrant executed by the Company on November 10, 1997 and registered in the name of DFT.

           (e) Common Stock Purchase Warrant executed by the Company on November 10, 1997 and registered in the name of PFT.

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  CUSIP NO.  367339-10-8          Schedule 13D              Page 12 of 77
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         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. The undersigned have filed this statement jointly pursuant to the agreement attached as EXHIBIT A.

DATED:  November   , 1997

                                              IDANTA PARTNERS LTD.


                                              by: /s/ David J. Dunn
                                                  ------------------------
                                                  David J. Dunn, Trustee
                                                  Dunn Family Trust
                                                  General Partner


                                              DUNN FAMILY TRUST


                                              by: /s/ David J. Dunn
                                                  ------------------------
                                                  David J. Dunn, Trustee


                                              PERSCILLA FAILY TRUST


                                              by: /s/ Perscilla Faily
                                                  ------------------------
                                                  Perscilla Faily, Trustee


                                              /s/ Jonathan Huberman
                                              ----------------------------
                                              Jonathan Huberman

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  CUSIP NO.  367339-10-8          Schedule 13D              Page 13 of 77
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                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments hereto.

DATED: November __, 1997

IDANTA PARTNERS LTD.


by: /s/ David J. Dunn
    ------------------------
    David J. Dunn, Trustee
    Dunn Family Trust
    General Partner


DUNN FAMILY TRUST


by: /s/ David J. Dunn
    ------------------------
    David J. Dunn, Trustee


PERSCILLA FAILY TRUST


by: /s/ Perscilla Faily
    ------------------------
    Perscilla Faily, Trustee


/s/ Jonathan Huberman
----------------------------
Jonathan Huberman

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  CUSIP NO.  367339-10-8          Schedule 13D              Page 14 of 77
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                                                                       EXHIBIT B


                            STOCK PURCHASE AGREEMENT


         This Stock Purchase Agreement (the "Agreement") dated as of
November 10, 1997, is entered into by and among GateField Corporation, a Delaware corporation with offices at 47100 Bayside Parkway, Fremont, California 94538 (the "Company"), and the entities listed on Exhibit A hereto (the "Purchasers"), in connection with the purchase of (i) 1,000,000 shares of the Company's Series B Convertible Preferred Stock, par value $.10 (the "Preferred Stock"), convertible into up to 6,110,000 shares of the Company's common stock, $.10 par value (the "Common Stock"), to be sold to the Purchasers at the First Closing (as defined below), (ii) Common Stock Purchase Warrants in the form attached hereto as Exhibit B, to purchase an aggregate of 997,751 shares of Common Stock at a purchase price of $1.00 per share (collectively, the "Warrants"), to be sold to the Purchasers at the First Closing (as defined below), and (iii) 4,582,500 shares of Common Stock to be sold to the Purchasers at the Second Closing (as defined below). The shares of Common Stock issuable upon conversion of the Preferred Stock, the shares of Common Stock issuable upon exercise of the Warrants, and the Common Stock sold to the Purchasers at the Second Closing are collectively referred to herein as the "Shares". The Certificate of Designation setting forth the rights, restrictions, privileges and preferences of the Preferred Stock (the "Certificate of Designation") is attached hereto as Exhibit C. The solicitation of this Agreement and the offer and sale of the Preferred Stock, the Warrants and the Shares, are being made in reliance upon the provisions of Regulation D ("Regulation D") promulgated by the Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") or upon the provisions of
Section 4(2) of the Securities Act. The Preferred Stock, the Warrants and the Shares are sometimes collectively referred to herein as the "Securities." The Common Stock issuable upon conversion of the Preferred Stock and the Common Stock issuable upon exercise of the Warrants are sometimes collectively referred to herein as the "Underlying Stock."

         In consideration of the mutual promises, representations, warranties and conditions set forth herein, and intending to be legally bounded hereby, the Company and the Purchasers agree as follows:

1.       Purchase and Sale of Securities; Closing Conditions



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         1.1    PURCHASE AND SALE OF SECURITIES.

                (a) PURCHASE OF PREFERRED STOCK AND THE WARRANTS. Each of the Purchasers hereby agrees to purchase and the Company agrees to sell to each of the Purchasers (i) the number of shares of Preferred Stock set forth opposite such Purchaser's name on Exhibit A and (ii) a Warrant to purchase the number of shares of Common Stock set forth opposite such Purchaser's name on Exhibit A, for the aggregate purchase price set forth opposite such Purchaser's name on Exhibit A. The closing of the purchase of such Preferred Stock and the Warrants shall take place on the "First Closing," subject to the satisfaction (or waiver) of the conditions thereto set forth in Sections 1.2 and 1.3 below:

                (b) PURCHASE OF COMMON STOCK. Each of the Purchasers hereby agrees to purchase and the Company agrees to sell to each of the Purchasers the number of shares of Common Stock set forth opposite such Purchaser's name on Exhibit A for the purchase price of $1.00 per share. The closing of the purchase of such Common Stock shall take place on the "Second Closing," subject to the satisfaction (or the waiver) of the conditions set forth in Sections 1.2 and 1.3 below. Notwithstanding the foregoing, if the stockholders of the Company do not approve the proposals to be submitted to them at the 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, as set forth in
Section 1.3(a)(x), each of the Purchasers shall be relieved of its obligation to purchase Common Stock at the Second Closing.

                (c) PAYMENT AND DELIVERY OF STOCK CERTIFICATES. On each Closing Date (as defined below), (i) each of the Purchasers shall pay the portion of the purchase price for the Securities to be issued and sold at the applicable Closing to such Purchaser by check or wire transfer to the Company, in accordance with the Company's written instructions, against delivery of duly executed stock certificates and the warrant which each such Purchaser is then purchasing and (ii) the Company shall deliver to each such Purchaser such stock certificates and the warrant against delivery of such purchase price.

                (d) CLOSING DATES. Subject to the satisfaction (or waiver) of the conditions thereto set forth in Sections 1.2 and 1.3 below, the date and time of the issuance and sale of the Preferred Stock, the Warrants and Common Stock pursuant to this Agreement (the "Closing Dates") shall be (i) in the case of the First Closing, 10:00 a.m. Pacific Standard Time on November 10, 1997 (the "First Closing Date"), and (ii) in the case of the Second Closing, 10:00 a.m. Pacific Standard Time, three business days following notification of the satisfaction (or waiver) of the condition to such Closing set forth in Section 1.3(b)(vii) (the "Second Closing Date") or, in each case, at such mutually agreed upon time.



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         1.2   CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO ISSUE
AND SELL THE PREFERRED STOCK, WARRANTS AND COMMON STOCK. The obligation hereunder of the Company to issue and sell the Preferred Stock, Warrants and Common Stock to each of the Purchasers at each respective Closing is subject to the satisfaction, at or before such Closing, of each of the conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

               (a) ACCURACY OF THE PURCHASER'S REPRESENTATION AND WARRANTIES. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the date when made and as of the applicable Closing Date as though made at each such time.

               (b) PERFORMANCE BY THE PURCHASER. The Purchasers shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the applicable Closing.

               (c) NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits or adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced which may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.

         1.3 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE PURCHASERS TO ACQUIRE THE PREFERRED STOCK, WARRANTS AND COMMON STOCK. The obligation of the Purchasers hereunder to acquire and pay for the Preferred Stock, Warrants and Common Stock at each of the First Closing and the Second Closing, as applicable, is subject to the satisfaction, at or before the Closing Date in respect of such Closing, of each of the following conditions. Each of these conditions is for each of the Purchaser's sole benefit and may be waived by a Purchaser at any time in its sole discretion.

               (a)    As to the First Closing:

                      (i) ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date when made and as of the First Closing Date as though made at each such time.

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                      (ii)     PERFORMANCE BY THE COMPANY. The Company shall
               have performed, satisfied and complied in all respects with all covenants, agreements and conditions contained in this Agreement and in all other agreements related to this Agreement to be performed, satisfied or complied with by the Company at or prior to the First Closing.

                      (iii) NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits or adversely effects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced which may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.

                      (iv) ADVERSE CHANGES. Since December 31, 1996, no event which had or is likely to have a Material Adverse Effect has occurred, except as described in the Company's Form 10-Qs filed with the SEC for the quarterly periods ended March 31, and June 30, 1997. For purposes of this Agreement, "Material Adverse Effect" means any effect on the business, operations, properties, prospects, condition, financial or otherwise, net worth, or results of operations of the Company and which is material and adverse to the Company or to other entities controlled by the Company, taken as a whole, and/or any condition or situation which would prohibit or otherwise interfere with the ability of the Company or other entity controlled by the Company to enter into and perform its obligations under this Agreement.

                      (v) NO SUSPENSION OF TRADING IN OR DELISTING OF COMMON STOCK. As of the First Closing Date, (A) the trading of the Common Stock shall not have been suspended by the SEC, The Nasdaq Stock Market, Inc. ("Nasdaq Inc.") or the National Association of Securities Dealers, Inc. (the "NASD"), (B) the Common Stock shall not have been delisted from the Nasdaq National Market (the "Exchange"), and (C) the Company shall not have been advised in writing that the Common Stock will be delisted from the Exchange.

                      (vi) THE LEGAL OPINION. The Company shall have delivered to each of the Purchasers the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, independent counsel to the Company, with respect to the matters set forth in Exhibit D attached hereto, dated as of the First Closing Date.

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                      (vii)    OFFICER'S CERTIFICATE. The Company shall have
               delivered to the Purchasers a certificate in such form and substance as shall be reasonably satisfactory to the Purchasers, executed by an executive officer of the Company as of the First Closing Date, to the effect that all of the conditions to the First Closing shall have been satisfied.

                      (viii) REGISTRATION RIGHTS AGREEMENT. The Company and the Purchasers shall have executed and delivered the Registration Rights Agreement attached hereto as Exhibit E.

                      (ix) IRREVOCABLE LETTER OF INSTRUCTION. The Company shall have issued to the transfer agent for the Common Stock (and to any substitute or replacement transfer agent for its Common Stock coterminous with the Company's appointment of any such substitute or replacement transfer agent) irrevocable instructions regarding the issuance of certificates representing the Securities in such form and substance as shall be reasonably satisfactory to the Purchasers.

                      (x) PROXY STATEMENT. The Company shall have filed with the SEC and Nasdaq Inc., a Notice of 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, together with a preliminary Proxy Statement requesting stockholder approval (A) of an amendment to the Company's Certificate of Incorporation providing for the classification of the Board of Directors into three classes, with members of each class serving staggered three-year terms, (B) of an amendment to the Company's Certificate of Incorporation providing for the increase in the number of shares of authorized Common Stock from 40,000,000 to 65,000,000 and (C) to sell securities of the Company to the Purchasers which prior to such sale represent more than 20% of the Company's outstanding voting stock; and nominating a four (4) person Board of Directors with Dr. James R. Fiebiger being nominated as a Class I Director for an initial term of one year, Messrs. Horst G. Sandfort and David J. Dunn being nominated as Class II Directors for an initial term of two years, and Mr. Jonathan S. Huberman being nominated as a Class III Director for an initial term of three years.

                      (xi) CERTIFICATE AND DOCUMENTS. The Company shall have delivered to the Purchasers:

                               (A)  the Certificate of Incorporation of the
                                    Company, as amended and in effect as of the date of the First Closing, certified by the Secretary of State of the State of Delaware;

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                               (B)  certificates, as of the most recent
                                    practicable dates, as to the corporate good standing of the Company issued by the Secretary of State of the State of Delaware and the Secretary of State of the State of California;

                               (C) the By-laws of the Company, as amended and in effect as of the date of the First Closing, certified by the Secretary of the Company; and

                               (D) resolutions of the Board of Directors of the Company authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby and authorizing and approving the amendments to the Company's Certificate of Incorporation and the other matters described in Section 1.3(a)(x) of this Agreement, certified by the Secretary of the Company as of the First Closing Date.

                      (xii) OTHER MATTERS. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchasers and their counsel, and the Purchasers and their counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

               (b)    As to the Second Closing:

                      (i) ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date when made and as of the Second Closing Date as though made at each such time.

                      (ii) PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions contained in this Agreement and in all other agreements related to this Agreement to be performed, satisfied or complied with by the Company at or prior to the Second Closing.

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                      (iii)   ADVERSE CHANGES. Since December 31, 1996, no event
               which had or is likely to have a Material Adverse Effect has occurred, except as described in the Company's Form 10-Qs filed with the SEC for the quarterly periods ended March 31, and June 30, 1997.

                      (iv) NO SUSPENSION OF TRADING OR DELISTING OF COMMON STOCK. As of the Second Closing Date, (A) the trading of the Common Stock shall not have been suspended by the SEC, Nasdaq Inc. or the NASD, (B) the Common Stock shall not have been delisted from the Exchange, and (C) the Company shall not have been advised in writing that the Common Stock will be delisted from the Exchange.

                      (v) THE LEGAL OPINION. The Company shall have delivered to each of the Purchasers the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, independent counsel to the Company, dated as of the Second Closing Date, with respect to the matters set forth in Exhibit D attached hereto, dated as of the Second Closing Date.

                      (vi) OFFICER'S CERTIFICATE. The Company shall have delivered to the Purchasers a certificate in such form and substance as shall be reasonably satisfactory to the Purchasers, executed by an executive officer of the Company as of the Second Closing Date, to the effect that all the conditions to the Second Closing shall have been satisfied.

                      (vii) STOCKHOLDER'S MEETING. The stockholders of the Company shall have approved the amendments to the Company's Certificate of Incorporation and other matters specified in
               Section 1.3(a)(x).

                      (viii) HART-SCOTT-RODINO ACT. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

                      (ix) AMENDMENT TO BYLAWS. The Board of Directors of the Company shall have amended the Bylaws of the Company to include a provision with respect to the matters specified in Section 4.10.

                      (x) CERTIFICATE AND DOCUMENTS. The Company shall have delivered to the Purchasers:

                              (A)  the Certificate of Incorporation of the
                                   Company, as amended and in effect as of the date of the Second Closing, certified by the Secretary of State of the State of Delaware;

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                              (B)  certificates, as of the most recent
                                   practicable dates, as to the corporate good standing of the Company issued by the Secretary of State of the State of Delaware and the Secretary of State of the State of California;

                              (C) the By-laws of the Company, as amended and in effect as of the date of the Second Closing, certified by the Secretary of the Company; and

                              (D) resolutions of the Board of Directors of the Company authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by the Secretary of the Company as of the Second Closing Date.

                      (xi) OTHER MATTERS. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchasers and their counsel, and the Purchasers and their counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

         1.4 CONVERSION OF PREFERRED STOCK. In the event the stockholders of the Company fail to approve the proposals specified in Section 1.3(a)(x) at the 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, the Purchasers holding at least 51% of the then outstanding shares of Preferred Stock shall have the right, upon fifteen (15) days prior written notice to the Company, to redeem the Preferred Stock, in whole or in part, for a cash payment from the Company equal to $4.5825 per share plus accrued and unpaid dividends thereon (subject to adjustment for stock splits, stock dividends, combination or similar recapitalizations affecting such shares); PROVIDED, HOWEVER, that if the Purchasers do not elect to redeem the Preferred Stock, as provided above, the Conversion Price (as defined in the Certificate of Designation of the Preferred Stock) of all shares of the Preferred Stock shall be reduced from $1.00 to $.75 per share.

2.       Representations and Warranties of Purchaser

         Each of the Purchasers severally represents and warrants to the Company that:

         2.1 NO GOVERNMENT RECOMMENDATION OR APPROVAL. Such Purchaser understands that no United States federal or state agency, or similar agency of any

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other country, has passed upon or made any recommendation or endorsement of the
Company or the offering of the Securities.

         2.2 INTENT. Such Purchaser is purchasing the Securities for its own account and not with a view towards distribution and such Purchaser has no present arrangement (whether or not legally binding) at any time to sell the Securities to or through any person or entity; provided, however, that by making the representations herein, such Purchaser does not agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with Federal and state securities laws applicable to such disposition. Such Purchaser understands that the Securities must be held indefinitely unless such Securities are subsequently registered under the Securities Act or an exemption from registration is available. Such Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act.

         2.3 SOPHISTICATED INVESTOR. Such Purchaser is a sophisticated investor (as described in Rule 506(b)(2)(ii) of Regulation D) and, except for the Perscilla Faily Trust, an accredited investor (as defined in Rule 501 of Regulation D), and such Purchaser has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. Such Purchaser acknowledges that the Securities are speculative and involve a high degree of risk.

         2.4 INDEPENDENT INVESTIGATION. Such Purchaser, in making its decision to purchase the Securities subscribed for hereunder, has relied upon an independent investigation made by it and/or its representatives and has not relied on any oral or written representations or assurances from the Company or any representative or agent of the Company, other than as set forth in this Agreement, in the public filings of the Company and in the documents described herein. Prior to the date hereof, such Purchaser has been furnished with and has reviewed the Company's latest proxy statement and Annual Report on Form 10-K sent to the Company's stockholders and all documents filed by the Company since December 31, 1996 pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (such documents are collectively referred to in this Agreement as the "Exchange Act Reports"). Such Purchaser has had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Company and the offering of securities and has received satisfactory answers to all inquiries it has made with respect to the Company and the Securities. Such Purchaser acknowledges the price and terms of the Securities offered hereby have been determined by negotiation based, in part, on the market price for the Common Stock, and does not necessarily bear any relationship to the assets, book value or potential performance of the Company or any other recognized criteria of value.

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         2.5   AUTHORITY. This Agreement has been duly authorized and validly executed, and delivered by such Purchaser and is a valid and binding agreement enforceable in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally.

         2.6 NO LEGAL ADVICE FROM COMPANY. Such Purchaser acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and tax advisors. Except for any statements or representations of the Company made in this Agreement and in the Exchange Act Reports, the Purchaser is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representative or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

         2.7 NO BROKERS. Such Purchaser has taken no action which would give rise to any claim by any person for brokerage commission, finder's fees or similar payments by the Company relating to this Agreement or the transactions contemplated hereby.

         2.8 NOT AN AFFILIATE. Prior to the First Closing, such Purchaser has not been an officer, director or "affiliate" (as that term is defined in Rule 405 of the Securities Act) of the Company.

         2.9 RELIANCE ON REPRESENTATIONS AND WARRANTIES. Such Purchaser understands that the Securities are being offered and sold to it in reliance on specific provisions of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth in this Agreement in order to determine the applicability of such provisions.

3.       Representations and Warranties of the Company

         Subject to and except as disclosed by the Company in APPENDIX A annexed hereto (the "Disclosure Schedule"), the Company represents and warrants to each of the Purchasers that:

         3.1 COMPANY STATUS. The Company has registered the Common Stock pursuant to Section 12(b) or 12(g) of the Exchange Act, is in full compliance with all reporting requirements of the Exchange Act, and the Company has maintained all requirements for the continued listing of the Common Stock, and the Common Stock is currently listed on the Exchange. The Company has not been advised that the Common Stock will be delisted from the Exchange.

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         3.2   CURRENT PUBLIC INFORMATION.  The Exchange Act Reports are the
only filings made by the Company since December 31, 1996 pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act.

         3.3 NO DIRECTED SELLING EFFORTS OR GENERAL SOLICITATION IN REGARD TO THIS TRANSACTION. Neither the Company nor any of its affiliates nor any distributor or any person acting on its or their behalf has conducted any "directed selling efforts" with respect to the Preferred Stock, the Warrants or the Common Stock nor has the Company conducted any general solicitation (as that term is used in Regulation D) with respect to any of the Securities, nor have they made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Securities under the Securities Act.

         3.4   CAPITALIZATION; ISSUANCE OF SECURITIES.

               (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, of which 35,538,756 shares are issued and outstanding, and 2,000,000 shares of series preferred stock, of which 1,000,000 shares have been designated Preferred Stock, none of which shares are issued or outstanding. The Company has adopted and filed the Certificate of Designation with the Secretary of State of the State of Delaware. As of the date of the Second Closing, the authorized capital stock of the Company consists of 65,000,000 shares of Common Stock and 2,000,000 shares of series preferred stock, of which 1,000,000 shares have been designated Preferred Stock, all of which are issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly and validly issued and are fully paid and non-assessable. Except as set forth in Section 3.4 of the Disclosure Schedule (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, and (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with applicable Federal and state securities laws.

               (b) The issuance, sale and delivery of the Securities in accordance with this Agreement, the issuance and delivery of the shares of Common Stock issuable upon conversion of the Preferred Stock and the issuance and delivery of the shares of Common Stock upon exercise of the Warrants, have been duly authorized

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by all necessary corporate action on the part of the Company, and after the approval by the Company's stockholders of an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock, all such shares shall be duly reserved for issuance. Upon issuance of the Securities (other than the Underlying Stock), the Securities (other than the Underlying Stock) will be duly and validly issued, fully paid and non-assessable; after the approval by the Company's stockholders of an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock, the shares of Common Stock issuable upon conversion of the Preferred Stock shall be duly reserved by the Company for issuance, and when issued and delivered in accordance with the terms of the Preferred Stock, will be duly and validly issued, fully paid and non-assessable; and after the approval by the Company's stockholders of an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock, the shares of Common Stock issuable upon exercise of the Warrants have been duly reserved by the Company for issuance, and when issued and delivered in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and non-assessable.

               (c) There are no agreements, written or oral, between the Company and any holder of its capital stock or any security convertible into its capital stock, or to the best of the Company's knowledge, among any such holders, relating to the acquisition (including, without limitation, rights of first refusal or pre-emptive rights), disposition, registration under the Securities Act, or voting of the capital stock of the Company.

         3.5 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly incorporated and existing in good standing under the laws of the State of Delaware and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company does not have any subsidiaries, except for those listed on its Form 10-K filed with the SEC for the year ended December 31, 1996. The Company and each such subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary other than those in which the failure so to qualify would not have a Material Adverse Effect. References to the "Company" in this Agreement shall also include each subsidiary of the Company, except where the context otherwise requires.

         3.6 AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution, issuance and delivery of this Agreement, the Preferred Stock, the Warrants and the Common Stock by the Company and all other agreements, including without


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limitation, the Registration Rights Agreement, required to be executed by the
Company as provided herein (collectively, the "Ancillary Agreements"), and the consummation by the Company of the transactions contemplated hereby and thereby, including without limitation, the issuance of Common Stock upon the conversion or exercise thereof, have been duly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required, (iii) this Agreement and the Ancillary Agreements have been duly executed and delivered by the Company, and (iv) this Agreement, the Ancillary Agreements, the Preferred Stock and the Warrants constitute, and upon execution, issuance and delivery thereof the Preferred Stock and the Warrants shall be, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

         3.7 CORPORATE DOCUMENTS. The Company has furnished or made available to the Purchaser true and correct copies of the Company's Certificate of Incorporation, as in effect on the date hereof (the "Certificate"), and the Company's By-Laws, as in effect on the date hereof (the "By-Laws").

         3.8 NO CONFLICTS. The execution, delivery and performance of this Agreement and the Preferred Stock, the Warrants and Common Stock by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including without limitation the issuance of common stock upon the conversion or exercise thereof, do not and will not (i) result in a violation of or conflict with the Certificate or By-Laws or (ii) violate, conflict with, or constitute a breach of or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any Federal, state, local or foreign law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The business of the Company is not being conducted in violation of any law, ordinance or regulations of any governmental entity, except for possible violations which either singly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under Federal, state or local law, rule or regulation in the United States to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver


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or perform any of its obligations under this Agreement or issue and sell the
Securities in accordance with the terms hereof and thereof (other than (i) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act") and (ii) any SEC, NASD, Nasdaq Inc. or state securities filings which may be required to be made by the Company subsequent to either the First Closing or the Second Closing, and any registration statement which may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Purchasers herein.

         3.9 EXCHANGE ACT REPORTS; FINANCIAL STATEMENTS. The Company has delivered or made available to the Purchasers true and complete copies of the Exchange Act Reports (including, without limitation, proxy information and solicitation materials). As of their respective dates, the Exchange Act Reports complied in all material respects with the requirements of the Exchange Act and rules and regulations of the SEC promulgated thereunder and other Federal, state and local laws, rules and regulations applicable to such Exchange Act Reports, and none of the Exchange Act Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Exchange Act Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial condition of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which in the aggregate will not be material).

         3.10 NO MATERIAL ADVERSE CHANGE. Since December 31, 1996, the date through which the most recent annual report of the Company on Form 10-K which has been prepared and filed with the SEC, a copy of which is included in the Exchange Act Reports, there has been no material adverse change in the business, operations, properties, prospects, condition, financial or otherwise, net worth, or results of operations of the Company or its subsidiaries, except as described in the Company's Form 10-Qs filed with the SEC for the quarterly periods ended March 31, and June 30, 1997, and the Disclosure Schedule.



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         3.11   NO UNDISCLOSED LIABILITIES. The Company and its subsidiaries have no liabilities or obligations of any type, which in the aggregate exceed $100,000, that are not fully reflected or disclosed in the Exchange Act Reports, other than those incurred in the ordinary course of the Company's or its subsidiaries' respective businesses since June 30, 1997.

         3.12 NO UNDISCLOSED EVENTS OR CIRCUMSTANCES. No event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or condition, financial or otherwise, which, under applicable law, rule or regulation, requires disclosure in the Exchange Act Reports or public disclosure prior to the date hereof by the Company and which has not been so disclosed.

         3.13 NO INTEGRATED OFFERING. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration under the Securities Act of the offer, issuance and sale of the Securities to the Purchasers.

         3.14 NO BROKERS. The Company has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments by the Purchasers relating to this Agreement or the transactions contemplated hereby.

         3.15 PROFORMA SEPTEMBER 30, 1997 FINANCIAL STATEMENTS. The proforma balance sheet and financial statements of the Company as of September 30, 1997 (the "Pro Forma Financials") which have been furnished to the Purchasers are true and correct in all material respects. The Pro Forma Financials have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial condition of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments which in the aggregate will not be material).

         3.16 GOVERNMENTAL CONSENTS. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of this Agreement, the offer, issuance, sale and delivery of the Securities, or the other transactions to be consummated at the First and Second Closings (other than the stockholder approval with respect to the Second Closing in accordance with Section 1.3(b)(vii)), as contemplated by this Agreement, except such filings as shall have been made prior to and shall be effective on and as of such


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Closing. Based on the representations made by the Purchasers in Section 2 of this Agreement, the offer and sale of the Securities to the Purchasers will be in compliance with applicable Federal and state securities laws.

         3.17 LITIGATION. There is no action, suit or proceeding, or governmental inquiry or investigation, pending, or, to the best of the Company's knowledge, any basis therefor or threat thereof, against the Company, which questions the validity of this Agreement or the right of the Company to enter into it, or which might result, either individually or in the aggregate, in a Material Adverse Effect.

         3.18 INTELLECTUAL PROPERTY. Set forth in the Disclosure Schedule is a true and complete list of all patents, patent applications, trademarks, service marks, trademark and service mark applications, trade names, copyright registrations and licenses presently used by the Company or necessary for the conduct of the Company's business as conducted and as proposed to be conducted, as well as any agreement under which the Company has access to any confidential information used by the Company in its business (collectively, the "Intellectual Property Rights"). The Company owns, or has the right to use under the agreements or upon the terms described in the Disclosure Schedule, all of the Intellectual Property Rights, and has taken all actions reasonably necessary to protect the Intellectual Property Rights. The business conducted or proposed by the Company does not and will not cause the Company to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, licenses, trade secrets or other intellectual property rights of any other person or entity. The Company is not aware that any employee is obligated under any contract (including any license, covenant or commitment of any nature), or subject to any judgment, decree or order of any court or administrative agency, that would conflict or interfere with (i) the performance of employee's duties as an officer, employee or director of the Company, (ii) the use of such employee's best efforts to promote the interests of the Company or (iii) the Company's business as conducted or proposed to be conducted. No other person or entity (including without limitation any prior employer of any employee of the Company) has any right to or interest in any inventions, improvements, discoveries or other confidential information utilized by the Company in its business.

         3.19 MATERIAL CONTRACTS AND OBLIGATIONS. Section 3.19 of the Disclosure Schedule lists each material agreement to which the Company is a party or subject, including without limitation all material employment and consulting agreements, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements, and distributor and sales representative agreements. The Disclosure Schedule lists each agreement with any stockholder, officer or director of the Company, or any "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), including without limitation any agreement or other arrangement providing for the furnishing


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of services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity and any agreement relating to the Intellectual Property Rights. The Company has delivered to counsel to the Purchasers copies of all of the foregoing agreements. All of such agreements and contracts are valid, binding and in full force and effect.

         3.20 EMPLOYEES. All employees of the Company whose employment responsibility requires access to confidential or proprietary information of the Company have executed and delivered nondisclosure and assignment of invention agreements in the form attached hereto as Exhibit F, and all of such agreements are in full force and effect.

         3.21 ERISA. The Company does not have or otherwise contribute to or participate in any employee benefit plan subject to the Employee Retirement Income Security Act of 1974.

         3.22 BOOKS AND RECORDS. The minute books of the Company contain complete and accurate records of all meetings and other corporate actions of its stockholders and its Board of Directors and committees thereof. The Company has delivered to counsel to the Purchasers copies of all of the minutes of all meetings and other corporate actions of its stockholders and its Board of Directors and committees thereof held or taken since October 1, 1995.

         3.23 SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. The transactions contemplated by this Agreement have been approved by the Board of Directors of the Company for purposes of Section 203 of the Delaware General Corporation Law.

         3.24 DISCLOSURES. Neither this Agreement nor any Attachment or Exhibit hereto, nor any report, certificate or instrument furnished to any Purchaser or its counsel in connection with the transactions contemplated by this Agreement, when read together, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. The Company knows of no information or fact which has or would have a Material Adverse Effect which has not been disclosed in the Disclosure Schedule.

4.       Covenants

         4.1 REGISTRATION RIGHTS. The Company agrees that, at the First Closing, it will enter into a Registration Rights Agreement with the Purchasers, in the form and substance of Exhibit E attached hereto.



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         4.2   RESERVATION OF COMMON STOCK.

               (a) As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, 250,000 shares of Common Stock for the purpose of enabling the Company to satisfy any obligation to issue shares of its Common Stock upon conversion of the Preferred Stock and exercise of the Warrants, and to sell to each of the Purchasers shares of its Common Stock at the Second Closing. The number of shares so reserved shall be increased to reflect stock splits and stock dividends and distributions.

               (b) From and after the date of stockholder approval of an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock, the Company shall reserve and keep available at all times, free of preemptive rights, shares of Common Stock for the purpose of enabling the Company to satisfy any obligation to issue shares of its Common Stock upon conversion of the Preferred Stock and exercise of the Warrants, and to sell to each of the Purchasers shares of its Common Stock at the Second Closing. The number of shares so reserved shall be increased to reflect stock splits and stock dividends and distributions.

         4.3 LISTING OF SHARES. The Company hereby agrees, promptly following the First Closing, to take such action to cause the Shares to be listed on the Exchange as promptly as possible but no later than 90 days following the First Closing Date. The Company further agrees, if the Company applies to have its Common Stock traded on any principal stock exchange or market, it will include the Shares in such application and will take such other action as is necessary or desirable to cause the Shares to be listed on such other exchange or market as promptly as possible.

         4.4 EXCHANGE ACT REGISTRATION. The Company will cause its Common Stock to continue to be registered under Section 12(g) or 12(b) of the Exchange Act, will comply in all respects with its reporting and filing obligations under the Exchange Act, and will not take any action or file any document (whether or not permitted by the Exchange Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act. The Company will take all action under its control to continue the listing and trading of its Common Stock on the Exchange and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the NASD, the Nasdaq Inc. and the Exchange.

         4.5 LEGENDS. The Shares, and certificates evidencing the same shall, upon the effectiveness of the Registration Statement to be filed pursuant to the Registration Rights Agreement described in Section 4.1 (the "Registration Statement") be free of


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legends (except as provided in Section 5.1 below), "stop transfers," so-called,
"stock transfer restrictions," or other restrictions.

         4.6 CORPORATE EXISTENCE. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

         4.7 BOARD OF DIRECTORS NOMINATIONS. The Company will cause David J. Dunn and Jonathan S. Huberman, or their successors as designated by the Purchasers (by action of the holders of at least 51% of the then outstanding Shares on as-converted basis), to be nominated on the Company's management slate of Directors for election to the Company's Board of Directors at the 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, and for re-election to the Company's Board of Directors on each Proxy Statement filed for each subsequent Annual Meeting of Stockholders (or Special Meeting of Stockholders where directors are elected) as their respective board seats come up for re-election until the earlier of (a) the date that the Company first reports Annual Net Income of at least Fifteen Million Dollars ($15,000,000) and
(b) the date that the Purchasers (including for this purpose each of the Purchaser's general partners and members of their respective immediate families to whom shares may have been distributed by a Purchaser) collectively own less than the Minimum Holdings (as defined below). The "Minimum Holdings" shall be the number of shares of Common Stock equal to 50% of the sum of (i) 4,582,500 (subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization) (such number being the total number of shares of Common Stock issuable, as of the First Closing, upon conversion of the Preferred Stock issued to the Purchasers at the First Closing) and (ii) the total number of shares of Common Stock, if any, issued to the Purchasers at the Second Closing. For purposes of determining the total number of shares of Common Stock owned by the Purchasers, each of the Purchaser's general partners and members of their respective immediate families to whom shares may have been distributed by a Purchaser, such holders shall be deemed to own the total number of shares of Common Stock issuable upon conversion of the Preferred Stock. "Annual Net Income", as used herein, means the net income of the Company for a full fiscal year as reported in the Company's audited financial statements for such year, adjusted, however, by excluding from revenue for such fiscal year any extraordinary or non-recurring revenue and any up-front license fees which entitle the licensee-payor to license rights for a period in excess of one year.

         4.8   RIGHT OF FIRST REFUSAL.

               (a) Until such time as the earlier of (i) the date that the Company first reports Annual Net Income of Fifteen Million Dollars ($15,000,000) and (ii) the date that the Purchasers and their respective affiliates described in Section 4.7 collectively own less than the Minimum Holdings, each of the Purchasers shall have


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the right of first refusal to purchase all or part of its pro rata share of any
New Securities (as defined below) which the Company may, from time to time, propose to sell and issue, subject to the terms and conditions set forth below. Each Purchaser's pro rata share, for purposes of this Section 4.8, shall equal a fraction, the numerator of which is the number of shares of Common Stock then held by such Purchaser or issuable upon conversion or exercise of any shares of Preferred Stock, the Warrants or other convertible securities, options, rights or warrants then held by such Purchaser, and the denominator of which is the total number of shares of Common Stock then outstanding plus the number of shares of Common Stock issuable upon conversion or exercise of then outstanding Preferred Stock or the Warrants or other convertible securities, option, rights or warrants held by the Purchasers.

               (b) "New Securities" shall mean any shares of capital stock of the Company whether now authorized or not, and rights, options or warrants to purchase capital stock, and securities of any type whatsoever which are, or may become, convertible into capital stock; PROVIDED, HOWEVER, that the term "New Securities" does not include

                      (i) the shares of Preferred Stock and the Warrants issued or issuable to the Purchasers pursuant to the terms of this Agreement or the shares of Common Stock issued or issuable to the Purchasers upon conversion of such securities;

                      (ii) securities issued for the acquisition of another corporation by the Company by merger, purchase of substantially all the assets of such corporation or another reorganization resulting in the ownership by the Company of not less than a majority of the voting power of such corporation;

                      (iii) not more than 4,037,618 shares of Common Stock (such number being subject to adjustment for any stock dividend, stock split, subdivision, combination or other recapitalization of the Common Stock of the Company) issued to directors or employees of or consultants to the Company pursuant to the Company's stock option plans and such additional shares of Common Stock that may be issued to employees of or consultants to the Company pursuant to stock option plans approved by a majority of the members of the Company's Board of Directors then in office;



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                      (iv)    not more than 117,433 shares of Common Stock (such
                              number being subject to adjustment for any stock dividend, stock split, subdivision, combination or other recapitalization of the Common Stock of the Company) issued to employees of the Company pursuant to the Company's employee stock purchase plan;

                      (v)     not more than 304,500 shares of Common Stock
                              (such number being subject to adjustment for any stock dividend, stock split, subdivision, combination or other recapitalization of the Common Stock of the Company) issued to Halifax Fund L.P. or Capital Ventures International or their permitted transferees, pursuant to warrants issued to such holders and outstanding on the date hereof;

                      (vi)    not more than 202,595 shares of Common Stock
                              (such number being subject to adjustment for any stock dividend, stock split, subdivision, combination or other recapitalization of the Common Stock of the Company) issued to Benjamin Huberman, James Fiebiger, Ton Tanke and Horst Sandfort or their permitted transferees, pursuant to warrants issued to such holders and outstanding on the date hereof;

                      (vii) not more than 500,000 shares of Common Stock (such number being subject to adjustment for any stock dividend, stock split, subdivision, combination or other recapitalization of the Common Stock of the Company) issued to Siemens Aktiengesellschaft ("Siemens"), pursuant to Section 5.1 of that certain License Agreement between the Company and Siemens dated October 22, 1997; or

                      (viii) securities issued as a result of any stock split, stock dividend or reclassification of Common Stock, distributable on a pro rata basis to all holders of Common Stock.

               (c) In the event the Company intends to issue New Securities, it shall give each Purchaser written notice of such intention, describing the type of New Securities to be issued, the price thereof and the general terms upon which the Company proposes to effect such issuance. Each of the Purchasers shall have 20 days from the date of its receipt of any such notice to agree to purchase all or part of its pro rata share of New Securities, and any additional New Securities not purchased by


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the other Purchasers, for the price and upon the general terms and conditions specified in the Company's notice by giving written notice to the Company stating the quantity of New Securities to be so purchased. In the event a Purchaser elects not to purchase all of its pro rata share of New Securities, and if each of the other Purchasers has given written notice to the Company that it does not desire to purchase the New Securities not being purchased, the Company may issue the New Securities described in the Company's notice within 30 days after the expiration of such 20-day period, for the price and upon the general terms and conditions specified in the Company's notice to the Purchasers.

               (d) For purposes of this Section 4.8, "Purchaser" shall include the general partners, officers or other affiliates of the Purchaser and members of their families, and the Purchasers may apportion, to the extent such apportionment would not prevent the Company from issuing New Securities in satisfaction of its obligations under this Section 4.8 pursuant to an exemption from registration under the Securities Act, its pro rata share among itself and such general partners, officers, affiliates and family members in such proportion as it deems appropriate.

         4.9 ABSENCE OF STOCKHOLDER APPROVAL. In the event the stockholders of the Company do not approve the proposals described in Section 1.3(a)(x) of this Agreement at the Company's 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, the Company shall promptly reimburse each of the Purchasers for the reasonable costs and expenses, including reasonable attorneys' fees, incurred by such Purchaser in connection with this Agreement and the transactions contemplated hereby; and the condition to exercise contained in the second paragraph of the Warrants shall cease to apply with the effect that such Warrants shall be irrevocably exercisable in accordance with their terms.

         4.10 BOARD OF DIRECTORS EXPANSION, ETC. The Company and the Purchasers agree that the election of the Chairman of the Board of the Company, if any, and the nomination of additional Directors to serve as members of the Board beyond the number specified in Section 1.3(a)(x) of this Agreement shall require the affirmative vote of three-fourths of the members of the Board of Directors then in office, and the Company shall use its best efforts to cause its Board of Directors to amend by the Bylaws of the Company to include therein such a provision. Any amendments to such bylaw provision shall require the affirmative vote of three-fourths of the members of the Board of Directors then in office.

         4.11 HART-SCOTT-RODINO ACT. The Company and the Purchasers shall each promptly file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, shall use its best efforts to obtain an early termination of the applicable waiting period, and shall


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make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable.

         4.12 SALE OF SHARES UNDER RULE 144. From and after the First Closing, at the request of any holder of Shares (or other Registrable Securities (as defined in the Registration Rights Agreement) who proposes to sell the same in compliance with Rule 144 under the Securities Act, the Company shall (a) promptly furnish to such holder a written statement as to its compliance with the filing requirements of the SEC as set forth in Rule 144, as the same may be amended from time to time, and (b) make such additional filings of reports with the SEC as will enable the holders of Registrable Securities to make sales thereof pursuant to such Rule. The Company shall provide its transfer agent with appropriate instructions and/or opinions of counsel in order for any restrictive legend contained on the certificates for the Shares (or other Registrable Securities) to be removed when appropriate and for such holders to sell, transfer and/or dispose of the Registrable Securities in accordance with Rule 144.

         4.13 EXERCISE OF THE WARRANTS. Each of the Purchasers agrees that it shall not exercise the Warrants, in whole or in part, on or prior to December 19, 1997, PROVIDED, HOWEVER, each of the Purchasers may elect to exercise Warrants, in whole or in part, prior to such date in the event of any proposed
(a) merger or consolidation of the Company into or with another corporation or other entity, (b) sale or other transfer in one or more transactions of 50% or more of the assets or earning power of the Company, (c) tender or exchange offer for securities of the Company, (d) sale or other transfer in one or more transactions of 20% or more of the securities of the Company, or (e) liquidation, dissolution or winding up of the Company.

         4.14 ABSENCE OF MATERIAL CHANGES. In addition to any other rights provided by law or in the Certificate of Designations, prior to January 31, 1998, without the prior written consent of the Purchasers holding at least 51% of the Shares then outstanding, the Company shall not: (a) issue any stock, bonds or other corporate securities or grant any option or issue any warrant to purchase or subscribe for any of such securities or issue any securities convertible into such securities, EXCLUDING, HOWEVER, options to purchase Common Stock issued to employees of the Company in the ordinary course of business pursuant to the Company's existing stock option plans; (b) declare or make any payment or distribution to its stockholders with respect to its stock, including without limitation a stock split or stock dividend, or purchase or redeem any shares of its capital stock; (c) reclassify any shares of its capital stock; (d) merge or consolidate with or into any corporation or other entity, or sell all or substantially all of its assets; or (e) commit or agree to do any of the foregoing in the future.

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5.       Legends

         5.1 LEGENDS. The certificates evidencing the Preferred Stock, the certificates evidencing the Common Stock purchased by the Purchaser at the Second Closing and certificates evidencing any shares of Common Stock issued upon conversion of the Preferred Stock prior to the effectiveness of the Registration Statement and, except as hereinafter provided in this Section 5.1, after effectiveness of the Registration Statement, will bear the following legend (the "Legend"):

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

         At the First Closing, the Company will issue to the transfer agent for its Common Stock (and to any substitute or replacement transfer agent for its Common Stock coterminous with the Company's appointment of any such substitute or replacement transfer agent) irrevocable instructions in form and substance reasonably satisfactory to the Purchasers. It is the intent and purpose of such instructions to require the transfer agent for the Common Stock from time to time to issue certificates evidencing the Shares free of the Legend during the following periods and under the following circumstances and without consultation by the transfer agent with Company or its counsel and without the need for any further advice or instruction to the transfer agent by or from the Company or its counsel:

               (a) At any time from and after the effectiveness of the Registration Statement, except during periods when use of the Registration Statement is suspended (as described in Section 7 of the Registration Rights Agreement):

                      (i) Upon any surrender of one or more Preferred Stock certificates for conversion into Underlying Stock, to the extent such surrender is accompanied by a conversion notice requesting the issuance of certificates evidencing Common Stock free of the Legend and either containing or also accompanied by representations to the effect that the holder of the surrendered securities intends to effect one or more sales of such Shares pursuant to and in accordance with the Registration Statement, including the prospectus delivery requirements applicable thereto; and



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                      (ii)  upon any surrender of one or more certificates
               evidencing Shares and which bear the Legend, to the extent accompanied by a notice requesting the issuance of new certificates free of the Legend to replace those surrendered and containing or also accompanied by representations by the holder of the surrendered securities to the effect of those described in
               Section 5.1(a)(i) above.

               (b) At any time from and after the First Closing Date, upon any surrender of one or more certificates evidencing Shares and which bear the Legend, to the extent accompanied by a notice requesting the issuance of new certificates free of the Legend to replace those surrendered and containing or also accompanied by representations that
         (i) the holder thereof is permitted to dispose thereof pursuant to Rule 144 promulgated under the Securities Act or (ii) the holder intends to effect the sale or other disposition of such securities, whether or not pursuant to the Registration Statement, to a purchaser or purchasers who will not be subject to the registration requirements of the Securities Act, or (iii) such holder is not then subject to such requirements.

         In addition, and if applicable, the Company shall reissue the Preferred Stock, the Common Stock and the Underlying Stock without the Legend at such time as (i) the holder thereof is permitted to dispose thereof pursuant to Rule 144 under the Securities Act or (ii) the holder intends to effect a sale thereof to a purchaser or purchasers who will not be subject to the registration requirements of the Securities Act, or (iii) the holder is not then subject to such requirements.

         5.2 NO OTHER LEGEND OR STOCK TRANSFER RESTRICTIONS. No legend has been or shall be placed on the share certificates representing the Securities and no instructions or "stop transfers," so called, "stock transfer restrictions," so called, or other restrictions have been or shall be given to the Company's transfer agent with respect thereto, other than as set forth in this Section 5.

         5.3 PURCHASER'S COMPLIANCE. Nothing in this section shall affect in any way the Purchasers' obligations under and agreement to comply with all applicable securities laws upon resale of the Securities.

6.       Choice of Law and Venue

         THIS AGREEMENT SHALL BE CONSTRUED UNDER THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW OR CHOICE OF LAW, EXCEPT TO THE EXTENT THAT THE LAW OF THE STATE OF DELAWARE REGULATES THE COMPANY'S ISSUANCE OF SECURITIES.

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7.       Assignment; Entire Agreement; Amendment

         7.1 ASSIGNMENT. This Agreement may not be assigned by the Purchasers or the Company to any other person. Notwithstanding the foregoing, the provisions of this Agreement shall inure to the benefit of, and be enforceable by, any assignee of a Purchaser which is a general partner of such Purchaser and by any transferee of any of the Securities purchased or acquired by such Purchaser hereunder with respect to the Securities held by such person or entity.

         7.2 ENTIRE AGREEMENT; AMENDMENT. This Agreement, the Preferred Stock, the Warrants, the Common Stock, the Registration Rights Agreement, the Ancillary Agreements and the other agreements and documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and supersede all prior agreements and understandings relating to such subject matter, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth in this Agreement or therein. Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

8.       Publicity

         The Company agrees that it will not disclose, and will not include in any public announcement, the name of a Purchaser without its consent, unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement and subject to the prior review of the content of such disclosure by each of the Purchasers.

9.       Notices, Etc.; Expenses; Indemnity

         9.1 NOTICES. Any notice, demand, request or other communication required or permitted to be given by either the Company or a Purchaser pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or by facsimile, with a hard copy to follow by overnight delivery by a reputable courier:

               If to the Company, at 47100 Bayside Parkway, Fremont, California 94538, Attention: President, Facsimile No: (510) 623-4405, or at such other address or addresses as may have been furnished in writing by the Company to the Purchasers, with a copy to Andrew J. Hirsch, Esq., Wilson Sonsini Goodrich & Rosati,

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Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304,
Facsimile No. (650) 493-6811; or

               If to a Purchaser, at its address set forth in Exhibit A, or at such other address or addresses as may have been furnished to the Company in writing by such Purchaser, with a copy to Paul P. Brountas, Esq., Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, Facsimile No: (617) 526-5000.

         9.2 INDEMNIFICATION. Each party ("Indemnifying Party") shall indemnify the other party against any loss, liabilities, expenses, cost or damages (including reasonable attorney's fees) incurred as a result of the Indemnifying Party's breach of any representation, warranty, covenant or agreement in this Agreement. In addition, if the Company fails for any reason to sell the Preferred Stock to the Purchasers at the First Closing, the Company shall promptly pay the Purchaser an amount equal to the Purchasers' reasonable expenses and costs (including without limitation, reasonable attorneys' fees) incurred in connection with this Agreement and the transactions contemplated hereby.

10.      Counterparts

         This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

11.      Survival; Severability

         The representations, warranties, covenants and agreements of the parties hereto shall survive both the First Closing and the Second Closing. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that the absence of such provision does not materially change the economic benefit of this Agreement to any party.

12.      Title and Subtitles

         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                      [THE NEXT PAGE IS THE SIGNATURE PAGE]

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         IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first written above.

                                   GATEFIELD CORPORATION


ATTEST                             By: /s/ JAMES R. FIEBIGER
                                       ----------------------------------------
                                       James R. Fiebiger
                                       Its President and Chief Executive Officer
 /s/ Douglas E. Klint
-------------------------------
Douglas E. Klint
Vice President, General Counsel
and Corporate Secretary

                                   IDANTA PARTNERS LTD.


                                   By: /s/ David J. Dunn
                                       ------------------------
                                       David J. Dunn, Trustee
                                       Dunn Family Trust
                                       General Partner


                                   DUNN FAMILY TRUST


                                   By: /s/ David J. Dunn
                                       ------------------------
                                       David J. Dunn, Trustee


                                   PERSCILLA FAILY TRUST


                                   By: /s/ Perscilla Faily
                                       ------------------------
                                       Perscilla Faily, Trustee

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                                    EXHIBIT A

                               LIST OF PURCHASERS

----------------------------------------------------------------------------------------------------------------------
                                                                                                        No. of Shares
                                              No. of Shares       No. of Shares        Aggregate           of Common
                                              of Preferred          of Common          Purchase           Stock to be
                                               Stock to be       Stock Issuable       Price to be        Purchased at
                                              Purchased at        upon Exercise      Paid at First          Second
Name And Address Of Purchaser                 First Closing        Of Warrant           Closing             Closing
----------------------------------------------------------------------------------------------------------------------
Idanta Partners Ltd.                              790,000            788,223            $3,620,175         3,620,175
4660 La Jolla Village Drive, Suite 850
San Diego, California 91222
Attn: David J. Dunn
Facsimile No.: (619) 452-2013
----------------------------------------------------------------------------------------------------------------------
Dunn Family Trust                                 200,000            199,550             $ 916,500           916,500
4660 La Jolla Village Drive, Suite 850
San Diego, California 91222
Attn: David J. Dunn, Trustee
Facsimile No.: (619) 452-2013
----------------------------------------------------------------------------------------------------------------------
Perscilla Faily Trust                              10,000              9,978              $ 45,825            45,825
4660 La Jolla Village Drive, Suite 850
San Diego, California 91222
Attn: Perscilla Faily, Trustee
Facsimile No.: (619) 452-2013
----------------------------------------------------------------------------------------------------------------------
         TOTAL                                  1,000,000            997,751            $4,582,500         4,582,500
----------------------------------------------------------------------------------------------------------------------

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           THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ITS
                   EXERCISE ARE SUBJECT TO THE RESTRICTIONS ON
                 TRANSFER SET FORTH IN SECTION 4 OF THIS WARRANT


Warrant No. 9                                         Number of Shares: 788,223
                                                      (subject to adjustment)
Date of Issuance: November 10, 1997


                              GATEFIELD CORPORATION

                          COMMON STOCK PURCHASE WARRANT

                         (Void after November 10, 1999)


         GateField Corporation, a Delaware corporation (the "Company"), for value received, hereby certifies that Idanta Partners Ltd., or its registered assigns (the "Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time on or after the date of issuance and on or before November 10, 1999 at not later than 5:00 p.m. (California time), Seven Hundred Eighty-Eight Thousand Two Hundred Twenty Three (788,223) shares of Common Stock, $.10 par value per share, of the Company, at a purchase price of $1.00 per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price," respectively.

         Notwithstanding the foregoing, if (A) the stockholders of the Company approve the proposals to be submitted to them at the 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, as set forth in
Section 1.3(a)(x) of the Stock Purchase Agreement among the Company, the Registered Holder, the Dunn Family Trust and the Perscilla Faily Trust (collectively, the "Purchasers"), dated November 10, 1997 (the "Stock Purchase Agreement"), and (B) the Company issues 4,582,500 shares of its Common Stock to the Purchasers at the Second Closing (as defined the Stock Purchase Agreement), then, and only in such event, this Warrant shall be cancelled and all of the rights of the Registered Holder and the obligations of the Company hereunder shall be of no further force or effect and shall terminate effective at the later of, (i) the time such stockholder approval is so obtained and certified by the Secretary of the Company and the amendment to the

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Certificate of Incorporation of the Company so approved by the stockholders is duly filed and recorded under the laws of the State of Delaware and (ii) the effective time of the transactions consummated at the Second Closing (as defined in the Stock Purchase Agreement).

1.       EXERCISE.

         a. This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as EXHIBIT I duly executed by such Registered Holder or by such Registered Holder's duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise.

         b. The Registered Holder may, at its option, elect to pay some or all of the Purchase Price payable upon an exercise of this Warrant by cancelling a portion of this Warrant exercisable for such number of Warrant Shares as is determined by dividing (i) the total Purchase Price payable in respect of the number of Warrant Shares being purchased upon such exercise by (ii) the excess of the Fair Market Value per share of Common Stock as of the effective date of exercise, as determined pursuant to subsection 1(c) below (the "Exercise Date") over the Purchase Price per share. If the Registered Holder wishes to exercise this Warrant pursuant to this method of payment with respect to the maximum number of Warrant Shares purchasable pursuant to this method, then the number of Warrant Shares so purchasable shall be equal to the total number of Warrant Shares, minus the product obtained by multiplying (x) the total number of Warrant Shares by (y) a fraction, the numerator of which shall be the Purchase Price per share and the denominator of which shall be the Fair Market Value per share of Common Stock as of the Exercise Date. The Fair Market Value per share of Common Stock shall be determined as follows:

              i. If the Common Stock is listed on a national securities exchange, the Nasdaq National Market, or another nationally recognized exchange or trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the last reported sale price per share of Common Stock thereon on the Exercise Date; or, if no such price is reported on such date, such price on the next preceding business day (provided that if no such price is reported on the next preceding business day, the

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                   Fair Market Value per share of Common Stock shall be
                   determined pursuant to clause (ii)).

              ii. If the Common Stock is not listed on a national securities exchange, the Nasdaq National Market, or another nationally recognized exchange or trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the amount most recently determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company); and, upon request of the Registered Holder, the Board of Directors (or a representative thereof) shall promptly notify the Registered Holder of the Fair Market Value per share of Common Stock. Notwithstanding the foregoing, if the Board of Directors has not made such a determination within the three-month period prior to the Exercise Date, then (A) the Fair Market Value per share of Common Stock shall be the amount next determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company), (B) the Board of Directors shall make such a determination within 15 days of a request by the Registered Holder that it do so, and (C) the exercise of this Warrant pursuant to this subsection 1(b) shall be delayed until such determination is made.

         c. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

         d. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 10 days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

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              i.   a certificate or certificates for the number of full Warrant
                   Shares to which such Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

              ii. in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the sum of (a) the number of such shares purchased by the Registered Holder upon such exercise plus (b) the number of Warrant Shares (if any) covered by the portion of this Warrant cancelled in payment of the Purchase Price payable upon such exercise pursuant to subsection 1(b) above.

2.       ADJUSTMENTS.

         a. If outstanding shares of the Company's Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If outstanding shares of Common Stock shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

         b. If there shall occur any capital reorganization or reclassification of the Company's Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(a) above), or any consolidation or merger of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company, then, as part of any such reorganization, reclassification,

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              consolidation, merger or sale, as the case may be, lawful
              provision shall be made so that the Registered Holder of this Warrant shall have the right thereafter to receive upon the exercise hereof the kind and amount of shares of stock or other securities or property which such Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger or sale, as the case may be, such Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder of this Warrant, such that the provisions set forth in this Section 2 (including provisions with respect to adjustment of the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

         c. When any adjustment is required to be made in the Purchase Price, the Company shall promptly mail to the Registered Holder a certificate setting forth the Purchase Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or property into which this Warrant shall be exercisable following the occurrence of any of the events specified in subsection 2(a) or (b) above.

3. FRACTIONAL SHARES. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall make an adjustment therefor in cash on the basis of the Fair Market Value per share of Common Stock, as determined pursuant to subsection 1(b) above.

4.       REQUIREMENTS FOR TRANSFER.

         a. This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act of 1933, as amended (the "Act"), or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Act.

         b. Notwithstanding the foregoing, no registration or opinion of counsel shall be required for (i) a transfer by a Registered Holder which is a partnership to a partner of such partnership or a retired partner of such

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              partnership who retires after the date hereof, or to the estate of any such partner or retired partner, if the transferee agrees in writing to be subject to the terms of this Section 4, or (ii) a transfer made in accordance with Rule 144 under the Act.

         c. Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

              "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required."

The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Act.

5. NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

6. LIQUIDATING DIVIDENDS. If the Company pays a dividend or makes a distribution on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company will pay or distribute to the Registered Holder of this Warrant, upon the exercise hereof, in addition to the Warrant Shares purchased upon such exercise, the Liquidating Dividend which would have been paid to such Registered Holder if he had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Liquidating Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends or distribution are to be determined.

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7.       NOTICES OF RECORD DATE, ETC.  In case:

         a. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

         b. of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company; or

         c. of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice.

8. RESERVATION OF STOCK. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

9. EXCHANGE OF WARRANTS. Upon the surrender by the Registered Holder of any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Holder, at the Company's expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such

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         Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

10. REPLACEMENT OF WARRANTS. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

11.      TRANSFERS, ETC.

         a. The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. Any Registered Holder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

         b. Subject to the provisions of Section 4 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of EXHIBIT II hereto) at the principal office of the Company.

         c. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; PROVIDED, HOWEVER, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

12. MAILING OF NOTICES, ETC. All notices and other communications from the Company to the Registered Holder of this Warrant shall be mailed by first-class certified or registered mail, postage prepaid, to the address furnished to the Company in writing by the last Registered Holder of this Warrant who shall have furnished an address to the Company in writing. All notices and other communications from the Registered Holder of this Warrant or in connection herewith to the Company shall be mailed by first-class certified or registered mail, postage prepaid, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder of this Warrant and thereafter all


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         references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice.

13. NO RIGHTS AS STOCKHOLDER. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

14. CHANGE OR WAIVER. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

15. HEADINGS. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

16. GOVERNING LAW. This Warrant will be governed by and construed in accordance with the laws of the State of California.


                                   GATEFIELD CORPORATION



                                   By: /s/ James R. Fiebiger
                                       -----------------------------------------
                                       James R. Fiebiger
                                       Its President and Chief Executive Officer
ATTEST



/s/ Douglas E. Klint
-------------------------------
Douglas E. Klint
Vice President, General Counsel
and Corporate Secretary

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                                                                       EXHIBIT I


                                  PURCHASE FORM


To:_________________                                        Dated:______________


         The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___), hereby irrevocably elects to purchase _____ shares of the Common Stock covered by such Warrant. The undersigned herewith makes payment of $____________, representing the full purchase price for such shares at the price per share provided for in such Warrant. Such payment takes the form of (check applicable box or boxes):

                  [  ]   $_________ in lawful money of the United States, and/or

                  [  ]   the cancellation of such portion of the attached
                         Warrant as is exercisable for a total of ______
                         Warrant Shares (using a Fair Market Value of $_______ per share for purposes of this calculation).



                                           Signature:___________________________

                                           Address:_____________________________

                                           _____________________________________




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                                                                      EXHIBIT II


                                 ASSIGNMENT FORM


         FOR VALUE RECEIVED, ________________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of shares of Common Stock covered thereby set forth below, unto:



Name Of Assignee                    Address                        No. Of Shares
----------------                    -------                        -------------












Dated:______________                      Signature:____________________________

Dated:______________                      Witness:______________________________

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                                                                       EXHIBIT D

           THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ITS
                   EXERCISE ARE SUBJECT TO THE RESTRICTIONS ON
                 TRANSFER SET FORTH IN SECTION 4 OF THIS WARRANT


Warrant No. 10                                         Number of Shares: 199,550
                                                       (subject to adjustment)
Date of Issuance: November 10, 1997


                              GATEFIELD CORPORATION

                          COMMON STOCK PURCHASE WARRANT

                         (Void after November 10, 1999)


         GateField Corporation, a Delaware corporation (the "Company"), for value received, hereby certifies that the Dunn Family Trust, or its registered assigns (the "Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time on or after the date of issuance and on or before November 10, 1999 at not later than 5:00 p.m. (California time), One Hundred Ninety-Nine Thousand Five Hundred Fifty (199,550) shares of Common Stock, $.10 par value per share, of the Company, at a purchase price of $1.00 per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price," respectively.

         Notwithstanding the foregoing, if (A) the stockholders of the Company approve the proposals to be submitted to them at the 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, as set forth in
Section 1.3(a)(x) of the Stock Purchase Agreement among the Company, the Registered Holder, Idanta Partners Ltd., and the Perscilla Faily Trust (collectively, the "Purchasers"), dated November 10, 1997 (the "Stock Purchase Agreement"), and (B) the Company issues 4,582,500 shares of its Common Stock to the Purchasers at the Second Closing (as defined the Stock Purchase Agreement), then, and only in such


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event, this Warrant shall be cancelled and all of the rights of the Registered
Holder and the obligations of the Company hereunder shall be of no further force or effect and shall terminate effective at the later of, (i) the time such stockholder approval is so obtained and certified by the Secretary of the Company and the amendment to the Certificate of Incorporation of the Company so approved by the stockholders is duly filed and recorded under the laws of the State of Delaware and (ii) the effective time of the transactions consummated at the Second Closing (as defined in the Stock Purchase Agreement).

17.      EXERCISE.

         a. This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as EXHIBIT I duly executed by such Registered Holder or by such Registered Holder's duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise.

         b. The Registered Holder may, at its option, elect to pay some or all of the Purchase Price payable upon an exercise of this Warrant by cancelling a portion of this Warrant exercisable for such number of Warrant Shares as is determined by dividing (i) the total Purchase Price payable in respect of the number of Warrant Shares being purchased upon such exercise by (ii) the excess of the Fair Market Value per share of Common Stock as of the effective date of exercise, as determined pursuant to subsection 1(c) below (the "Exercise Date") over the Purchase Price per share. If the Registered Holder wishes to exercise this Warrant pursuant to this method of payment with respect to the maximum number of Warrant Shares purchasable pursuant to this method, then the number of Warrant Shares so purchasable shall be equal to the total number of Warrant Shares, minus the product obtained by multiplying (x) the total number of Warrant Shares by (y) a fraction, the numerator of which shall be the Purchase Price per share and the denominator of which shall be the Fair Market Value per share of Common Stock as of the Exercise Date. The Fair Market Value per share of Common Stock shall be determined as follows:



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              i.   If the Common Stock is listed on a national securities
                   exchange, the Nasdaq National Market, or another nationally recognized exchange or trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the last reported sale price per share of Common Stock thereon on the Exercise Date; or, if no such price is reported on such date, such price on the next preceding business day (provided that if no such price is reported on the next preceding business day, the Fair Market Value per share of Common Stock shall be determined pursuant to clause (ii)).

              ii. If the Common Stock is not listed on a national securities exchange, the Nasdaq National Market, or another nationally recognized exchange or trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the amount most recently determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company); and, upon request of the Registered Holder, the Board of Directors (or a representative thereof) shall promptly notify the Registered Holder of the Fair Market Value per share of Common Stock. Notwithstanding the foregoing, if the Board of Directors has not made such a determination within the three-month period prior to the Exercise Date, then (A) the Fair Market Value per share of Common Stock shall be the amount next determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company), (B) the Board of Directors shall make such a determination within 15 days of a request by the Registered Holder that it do so, and (C) the exercise of this Warrant pursuant to this subsection 1(b) shall be delayed until such determination is made.

         c. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in


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              subsection 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

         d. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 10 days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

              i. a certificate or certificates for the number of full Warrant Shares to which such Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

              ii. in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the sum of (a) the number of such shares purchased by the Registered Holder upon such exercise plus (b) the number of Warrant Shares (if any) covered by the portion of this Warrant cancelled in payment of the Purchase Price payable upon such exercise pursuant to subsection 1(b) above.

18.      ADJUSTMENTS.

         a. If outstanding shares of the Company's Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If outstanding shares of Common Stock shall be combined into a smaller number of shares, the Purchase Price in


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              effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

         b. If there shall occur any capital reorganization or reclassification of the Company's Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(a) above), or any consolidation or merger of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company, then, as part of any such reorganization, reclassification, consolidation, merger or sale, as the case may be, lawful provision shall be made so that the Registered Holder of this Warrant shall have the right thereafter to receive upon the exercise hereof the kind and amount of shares of stock or other securities or property which such Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger or sale, as the case may be, such Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder of this Warrant, such that the provisions set forth in this Section 2 (including provisions with respect to adjustment of the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

         c. When any adjustment is required to be made in the Purchase Price, the Company shall promptly mail to the Registered Holder a certificate setting forth the Purchase Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or

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              property into which this Warrant shall be exercisable following the occurrence of any of the events specified in subsection 2(a) or (b) above.

19. FRACTIONAL SHARES. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall make an adjustment therefor in cash on the basis of the Fair Market Value per share of Common Stock, as determined pursuant to subsection 1(b) above.

20.      REQUIREMENTS FOR TRANSFER.

         a. This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act of 1933, as amended (the "Act"), or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Act.

         b. Notwithstanding the foregoing, no registration or opinion of counsel shall be required for (i) a transfer by a Registered Holder which is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date hereof, or to the estate of any such partner or retired partner, if the transferee agrees in writing to be subject to the terms of this Section 4, or (ii) a transfer made in accordance with Rule 144 under the Act.

         c. Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

              "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required."

The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Act.



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21.      NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

22. LIQUIDATING DIVIDENDS. If the Company pays a dividend or makes a distribution on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company will pay or distribute to the Registered Holder of this Warrant, upon the exercise hereof, in addition to the Warrant Shares purchased upon such exercise, the Liquidating Dividend which would have been paid to such Registered Holder if he had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Liquidating Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends or distribution are to be determined.

23.      NOTICES OF RECORD DATE, ETC. In case:

         a. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

         b. of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company; or

         c. of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,



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then, and in each such case, the Company will mail or cause to be mailed to the
Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice.

24. RESERVATION OF STOCK. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

25. EXCHANGE OF WARRANTS. Upon the surrender by the Registered Holder of any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Holder, at the Company's expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

26. REPLACEMENT OF WARRANTS. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

27.      TRANSFERS, ETC.

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         a.   The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. Any Registered Holder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

         b. Subject to the provisions of Section 4 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of EXHIBIT II hereto) at the principal office of the Company.

         c. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; PROVIDED, HOWEVER, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

28. MAILING OF NOTICES, ETC. All notices and other communications from the Company to the Registered Holder of this Warrant shall be mailed by first- class certified or registered mail, postage prepaid, to the address furnished to the Company in writing by the last Registered Holder of this Warrant who shall have furnished an address to the Company in writing. All notices and other communications from the Registered Holder of this Warrant or in connection herewith to the Company shall be mailed by first-class certified or registered mail, postage prepaid, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder of this Warrant and thereafter all references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice.

29. NO RIGHTS AS STOCKHOLDER. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

30. CHANGE OR WAIVER. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.


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31.      HEADINGS. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

32. GOVERNING LAW. This Warrant will be governed by and construed in accordance with the laws of the State of California.


                                   GATEFIELD CORPORATION



                                   By: /s/ James R. Fiebiger
                                       -----------------------------------------
                                       James R. Fiebiger
                                       Its President and Chief Executive Officer
ATTEST



/s/ Douglas E. Klint
-------------------------------
Douglas E. Klint
Vice President, General Counsel
and Corporate Secretary

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                                                                       EXHIBIT I


                                  PURCHASE FORM


To:_________________                                        Dated:______________


         The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___), hereby irrevocably elects to purchase _____ shares of the Common Stock covered by such Warrant. The undersigned herewith makes payment of $____________, representing the full purchase price for such shares at the price per share provided for in such Warrant. Such payment takes the form of (check applicable box or boxes):

                  [  ]   $_________ in lawful money of the United States, and/or

                  [  ]   the cancellation of such portion of the attached
                         Warrant as is exercisable for a total of ______
                         Warrant Shares (using a Fair Market Value of $_______ per share for purposes of this calculation).



                                           Signature:___________________________

                                           Address:_____________________________

                                           _____________________________________

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                                                                      EXHIBIT II


                                 ASSIGNMENT FORM


         FOR VALUE RECEIVED, ________________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of shares of Common Stock covered thereby set forth below, unto:


Name Of Assignee                    Address                        No. Of Shares
----------------                    -------                        -------------












Dated:______________                      Signature:____________________________

Dated:______________                      Witness:______________________________





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                                                                       EXHIBIT E

           THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ITS
                   EXERCISE ARE SUBJECT TO THE RESTRICTIONS ON
                 TRANSFER SET FORTH IN SECTION 4 OF THIS WARRANT


Warrant No.  11                                          Number of Shares: 9,978
                                                         (subject to adjustment)
Date of Issuance: November 10, 1997


                              GATEFIELD CORPORATION

                          COMMON STOCK PURCHASE WARRANT

                         (Void after November 10, 1999)


         GateField Corporation, a Delaware corporation (the "Company"), for value received, hereby certifies that the Perscilla Faily Trust, or its registered assigns (the "Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time on or after the date of issuance and on or before November 10, 1999 at not later than 5:00 p.m. (California time), Nine Thousand Nine Hundred Seventy-Eight (9,978) shares of Common Stock, $.10 par value per share, of the Company, at a purchase price of $1.00 per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price," respectively.

         Notwithstanding the foregoing, if (A) the stockholders of the Company approve the proposals to be submitted to them at the 1997 Annual Meeting of Stockholders to be held on or prior to December 19, 1997, as set forth in
Section 1.3(a)(x) of the Stock Purchase Agreement among the Company, the Registered Holder, Idanta Partners Ltd., and the Dunn Family Trust (collectively, the "Purchasers"), dated November 10, 1997 (the "Stock Purchase Agreement"), and (B) the Company issues 4,582,500 shares of its Common Stock to the Purchasers at the Second Closing (as defined the Stock Purchase Agreement), then, and only in such event, this Warrant shall be cancelled and all of the rights of the Registered Holder


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and the obligations of the Company hereunder shall be of no further force or effect and shall terminate effective at the later of, (i) the time such stockholder approval is so obtained and certified by the Secretary of the Company and the amendment to the Certificate of Incorporation of the Company so approved by the stockholders is duly filed and recorded under the laws of the State of Delaware and (ii) the effective time of the transactions consummated at the Second Closing (as defined in the Stock Purchase Agreement).

33.      EXERCISE.

         a. This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as EXHIBIT I duly executed by such Registered Holder or by such --------- Registered Holder's duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise.

         b. The Registered Holder may, at its option, elect to pay some or all of the Purchase Price payable upon an exercise of this Warrant by cancelling a portion of this Warrant exercisable for such number of Warrant Shares as is determined by dividing (i) the total Purchase Price payable in respect of the number of Warrant Shares being purchased upon such exercise by (ii) the excess of the Fair Market Value per share of Common Stock as of the effective date of exercise, as determined pursuant to subsection 1(c) below (the "Exercise Date") over the Purchase Price per share. If the Registered Holder wishes to exercise this Warrant pursuant to this method of payment with respect to the maximum number of Warrant Shares purchasable pursuant to this method, then the number of Warrant Shares so purchasable shall be equal to the total number of Warrant Shares, minus the product obtained by multiplying (x) the total number of Warrant Shares by (y) a fraction, the numerator of which shall be the Purchase Price per share and the denominator of which shall be the Fair Market Value per share of Common Stock as of the Exercise Date. The Fair Market Value per share of Common Stock shall be determined as follows:

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              i.   If the Common Stock is listed on a national securities
                   exchange, the Nasdaq National Market, or another nationally recognized exchange or trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the last reported sale price per share of Common Stock thereon on the Exercise Date; or, if no such price is reported on such date, such price on the next preceding business day (provided that if no such price is reported on the next preceding business day, the Fair Market Value per share of Common Stock shall be determined pursuant to clause (ii)).

              ii. If the Common Stock is not listed on a national securities exchange, the Nasdaq National Market, or another nationally recognized exchange or trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the amount most recently determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company); and, upon request of the Registered Holder, the Board of Directors (or a representative thereof) shall promptly notify the Registered Holder of the Fair Market Value per share of Common Stock. Notwithstanding the foregoing, if the Board of Directors has not made such a determination within the three-month period prior to the Exercise Date, then (A) the Fair Market Value per share of Common Stock shall be the amount next determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company), (B) the Board of Directors shall make such a determination within 15 days of a request by the Registered Holder that it do so, and (C) the exercise of this Warrant pursuant to this subsection 1(b) shall be delayed until such determination is made.

         c. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in


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              subsection 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

         d. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 10 days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

              i. a certificate or certificates for the number of full Warrant Shares to which such Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

              ii. in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the sum of (a) the number of such shares purchased by the Registered Holder upon such exercise plus (b) the number of Warrant Shares (if any) covered by the portion of this Warrant cancelled in payment of the Purchase Price payable upon such exercise pursuant to subsection 1(b) above.

34.      ADJUSTMENTS.

         a. If outstanding shares of the Company's Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If outstanding shares of Common Stock shall be combined into a smaller number of shares, the Purchase Price in

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              effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

         b. If there shall occur any capital reorganization or reclassification of the Company's Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(a) above), or any consolidation or merger of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company, then, as part of any such reorganization, reclassification, consolidation, merger or sale, as the case may be, lawful provision shall be made so that the Registered Holder of this Warrant shall have the right thereafter to receive upon the exercise hereof the kind and amount of shares of stock or other securities or property which such Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger or sale, as the case may be, such Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder of this Warrant, such that the provisions set forth in this Section 2 (including provisions with respect to adjustment of the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

         c. When any adjustment is required to be made in the Purchase Price, the Company shall promptly mail to the Registered Holder a certificate setting forth the Purchase Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or

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              property into which this Warrant shall be exercisable following the occurrence of any of the events specified in subsection 2(a) or (b) above.

35. FRACTIONAL SHARES. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall make an adjustment therefor in cash on the basis of the Fair Market Value per share of Common Stock, as determined pursuant to subsection 1(b) above.

36.      REQUIREMENTS FOR TRANSFER.

         a. This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act of 1933, as amended (the "Act"), or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Act.

         b. Notwithstanding the foregoing, no registration or opinion of counsel shall be required for (i) a transfer by a Registered Holder which is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date hereof, or to the estate of any such partner or retired partner, if the transferee agrees in writing to be subject to the terms of this Section 4, or (ii) a transfer made in accordance with Rule 144 under the Act.

         c. Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

              "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required."

The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Act.

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37.      NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

38. LIQUIDATING DIVIDENDS. If the Company pays a dividend or makes a distribution on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company will pay or distribute to the Registered Holder of this Warrant, upon the exercise hereof, in addition to the Warrant Shares purchased upon such exercise, the Liquidating Dividend which would have been paid to such Registered Holder if he had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Liquidating Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends or distribution are to be determined.

39.      NOTICES OF RECORD DATE, ETC.  In case:

         a. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

         b. of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company; or

         c. of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

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then, and in each such case, the Company will mail or cause to be mailed to the
Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice.

40. RESERVATION OF STOCK. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

41. EXCHANGE OF WARRANTS. Upon the surrender by the Registered Holder of any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Holder, at the Company's expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

42. REPLACEMENT OF WARRANTS. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

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43.      TRANSFERS, ETC.

         a. The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. Any Registered Holder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

         b. Subject to the provisions of Section 4 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of EXHIBIT II hereto) at the principal office of the Company.

         c. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; PROVIDED, HOWEVER, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

44. MAILING OF NOTICES, ETC. All notices and other communications from the Company to the Registered Holder of this Warrant shall be mailed by first- class certified or registered mail, postage prepaid, to the address furnished to the Company in writing by the last Registered Holder of this Warrant who shall have furnished an address to the Company in writing. All notices and other communications from the Registered Holder of this Warrant or in connection herewith to the Company shall be mailed by first-class certified or registered mail, postage prepaid, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder of this Warrant and thereafter all references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice.

45. NO RIGHTS AS STOCKHOLDER. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

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46.      CHANGE OR WAIVER. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

47. HEADINGS. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

48. GOVERNING LAW. This Warrant will be governed by and construed in accordance with the laws of the State of California.


                                  GATEFIELD CORPORATION



                                  By: /s/ James R. Fiebiger
                                      -----------------------------------------
                                      James R. Fiebiger
                                      Its President and Chief Executive Officer
ATTEST



/s/ Douglas E. Klint
-------------------------------
Douglas E. Klint
Vice President, General Counsel
and Corporate Secretary

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                                                                       EXHIBIT I


                                  PURCHASE FORM


To:_________________                                        Dated:______________


         The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___), hereby irrevocably elects to purchase _____ shares of the Common Stock covered by such Warrant. The undersigned herewith makes payment of $____________, representing the full purchase price for such shares at the price per share provided for in such Warrant. Such payment takes the form of (check applicable box or boxes):

                  [  ]   $_________ in lawful money of the United States, and/or

                  [  ]   the cancellation of such portion of the attached
                         Warrant as is exercisable for a total of ______
                         Warrant Shares (using a Fair Market Value of $_______ per share for purposes of this calculation).



                                            Signature:__________________________

                                            Address:____________________________

                                            ____________________________________

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                                                                      EXHIBIT II


                                ASSIGNMENT FORM


         FOR VALUE RECEIVED, ________________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of shares of Common Stock covered thereby set forth below, unto:


Name of Assignee                    Address                        No. of Shares
----------------                    -------                        -------------












Dated:______________                      Signature:____________________________

Dated:______________                      Witness:______________________________